FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934

                           For the month of July, 2003

                                    ICON plc
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Yes      X                     No

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                             No  X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                             No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A



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Other Events.


         The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.



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


Financial Statements and Exhibits.


     (a) The following Exhibits are filed as part of this report:


         EXHIBIT NO.                                        DESCRIPTION

                 99.1                                     Press Release.






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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the, undersigned thereunto duly authorized.

                                                  ICON plc




July 21, 2003                                    /s/ Sean Leech
-------------------                              -------------------------------
Date                                             Sean Leech
                                                  Chief Financial Officer


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


                                                                    Exhibit 99.1

ICON reports strong FY 2003 results with a 37% increase in operating income and EPS of $1.50 (NASDAQ:ICLR)


1.   Highlights - Fourth Quarter and Full year Fiscal 2003:


     * Fourth quarter net revenues increased 54% over the fourth quarter of fiscal 2002 to $66.0 million and increased 44% on a full year basis.


     * Income from operations increased 43% over the fourth quarter of fiscal 2002 to $7.2 million and increased 37% on a full year basis.


     * Diluted earnings per share increased 39% for the fourth quarter to $0.43 cents compared to $0.31 cents in same quarter last year. Full year diluted earnings per share were $1.50 compared to $1.16 for fiscal 2002.


     *    Record $88 million of net new business awarded in the quarter.


Dublin, Ireland, July 21, 2003 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 2,325 employees providing services to the pharmaceutical and biotech industries from 29 locations in 17 countries worldwide, today reported the unaudited financial results for its fourth quarter and fiscal year ended May 31, 2003.

Net revenues for the quarter were $66.0 million, representing a 54% increase over net revenues of $43.0 million for the same quarter last year. Excluding the impact of acquisitions, revenue growth for the quarter was 34% over the same quarter last year.

Income from operations for the quarter was $7.2 million, which represents an increase of 43% from the $5.1 million reported for the fourth quarter last year. Operating margin for the quarter was 11.0% compared to 11.8% for the equivalent period last year. Net income for the quarter was $5.3 million or $0.43 cents per share, on a diluted basis, compared with $3.8 million or $0.31 cents per share for the fourth quarter last year.

In the year to May 31, 2003, net revenues were $225.7 million, representing a 44% increase over net revenues of $156.6 million reported for fiscal 2002. Excluding the impact of acquisitions revenue growth was 33% for the twelve months ending May 31, 2003.

Income from operations for the year to May 31, 2003, was $24.9 million, representing an increase of 37% from the $18.2 million reported for fiscal 2002. Operating margin for the full year was 11.0%, compared to 11.6% for fiscal 2002. Net income was $18.3 million or $1.50 per share on a diluted basis for fiscal 2003, compared with $14.2 million or $1.16 per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 64 days at May 31, 2003 compared with 67 days at May 31, 2002. For the quarter to May 31, 2003, cash generated

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from operations was $4.9 million, capital expenditure was $4.6 million and payments of $1.2 million were made in relation to acquisitions. In the twelve months to May 31, 2003, cash generated from operating activities was $21.5 million, capital expenditure was $15.8 million and payments of $40.0 million were made in relation to acquisitions. As a result, the Company's net cash was $11.2 million (cash and cash equivalents of $18.3 million, net of bank overdraft of $7.1 million) at May 31, 2003, compared to $43.1 million (cash and cash equivalents of $36.3 million and short term investments of $18.6 million, net of bank overdraft of $11.8 million) at May 31, 2002.

On July 3, 2003 the Company entered into an agreement with Bank of Ireland and Ulster Bank for a credit line of $60 million, $40 million of which will be available for corporate development, with the remaining $20 million for working capital purposes. The working capital line will replace the majority of the Company's existing lines of credit.

The Company also announced that on July 17, 2003, it entered into a non-binding letter of intent for the potential acquisition of Globomax LLC, a drug development consulting company employing approximately 80 people, based in the US. The proposed consideration is for an initial payment of $11 million. The agreement would allow for additional payments up to a maximum of $4 million to be paid over the subsequent three years contingent upon certain earnings targets being met.

"Fiscal 2003 has been another excellent year for ICON", commented Chairman, Dr. John Climax. "We are very pleased with the strong growth achieved in the year and the continued expansion of both our services and operations. With a further $88 million of net new business awards in the quarter we ended the year with a total backlog of $352 million, of which we estimate $221 million will be earned in the next twelve months. Based on these numbers we look to fiscal 2004 with strong confidence".

The company will hold its fourth quarter and full year conference call today, July 21, 2003 at 11:00 EST [16:00 GMT / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.



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



                                    ICON plc
                         Consolidated Income Statements
                                   (Unaudited)

           Three Months and Twelve Months ended May 31, 2003 and 2002
            (Dollars, in thousands, except share and per share data)

                     Three Months Ended Twelve Months Ended

                                                                  Three Months Ended             Twelve Months Ended
                                                               May 31,           May 31,        May 31,        May 31,
                                                                  2003              2002           2003           2002

Gross Revenue                                                  104,701            65,486        340,971        218,842

Subcontractor costs                                             38,681            22,489        115,246         62,287

                                                      ----------------------    -----------   ------------   ----------
Net Revenue                                                     66,020            42,997        225,725        156,555

Costs and expenses
Direct costs                                                    34,866            22,925        122,373         83,371
Selling, general and administrative                             21,637            13,401         71,118         48,951
Depreciation and amortization                                    2,288             1,604          7,305          6,020

                                                      ----------------------    -----------   ------------   ----------
Total costs and expenses                                        58,791            37,930        200,796        138,342

Income from operations                                           7,229             5,067         24,929         18,213

Interest income (net)                                             (25)               252            354          1,116

                                                      ----------------------    -----------   ------------   ----------
Income before provision of income taxes                          7,204             5,319         25,283         19,329

Provision for income taxes                                       1,910             1,504          7,000          5,129
                                                      ----------------------    -----------   ------------   ----------

Net income                                                       5,294             3,815         18,283         14,200
                                                      ======================    ===========   ============   ==========

Net income per ordinary share
Basic                                                            $0.45             $0.33          $1.55          $1.22
                                                      ----------------------    -----------   ------------   ----------

Diluted                                                          $0.43             $0.31          $1.50          $1.16
                                                      ----------------------    -----------   ------------   ----------

Weighted average number of ordinary shares
Basic                                                       11,833,154        11,707,978     11,813,788     11,656,153


Diluted                                                     12,228,648        12,258,968     12,181,094     12,241,820



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                                    ICON plc

                           Summary Balance Sheet Data
                                   (Unaudited)

                          May 31, 2003 and May 31, 2002
                             (Dollars, in thousands)

                                         May 31,                May 31,
                                            2003                   2002

Cash and short-term investments           18,311                 54,842
Short-term debt                          (7,126)               (11,745)
Net cash                                  11,185                 43,097


Accounts receivable                       74,645                 41,306
Unbilled revenue                          44,783                 26,387
Payments on account                     (45,763)               (19,854)
Total                                     73,665                 47,839

Working Capital                           53,827                 72,923

Total assets                             235,014                165,794

Shareholder's equity                     136,910                107,561


Source:                                     ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 291 2000 both at ICON.

                                            http://www.iconclinical.com



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